Exhibit 3

AMENDED DESIGNATIONS ESTABLISHING SERIES OF SHARES

AND ARTICLES OF AMENDMENT

OF

TELTRONICS, INC.

To the Secretary of State of the State of Delaware:

          Pursuant to the provisions of Section 151 of the Delaware General Corporation Law (the "DGCL"), the undersigned corporation submits this certificate for the purposes of amending the relative rights and preferences of shares of the Corporation's Series B Preferred Stock:

          1.          The name of the corporation is Teltronics, Inc.

          2.          The following resolution amending the relative rights and preferences of shares of the Corporation's Series B Preferred Stock was duly adopted by the Board of Directors of Teltronics, Inc. (the "Corporation") by unanimous written consent on April 22, 2002.

          RESOLVED, that pursuant to Section 151 of the DGCL and the powers set forth in Article 4th of the Corporation's Restated Certificate of Incorporation, the Board of Directors of the Corporation hereby amends the Certificate of Designations Establishing Series of Shares and Articles of Amendment filed with the Secretary of State of Delaware February 26, 1998 ("Series B Designations") as follows:

                     (a)          Section 2. Dividends. of the Series B Designations be and it hereby is amended by deleting the present text of paragraph (b) thereof in its entirety and inserting in lieu thereof the following:

                               "(b)          Commencing on February 26, 2002, the Dividend Rate shall be as follows: (i) on February 26, 2002 the Dividend Rate shall be $16.00 per share per annum, with the quarterly Preferred Dividend being increased to $4.00 per share; (ii) on February 27, 2004, the Dividend Rate shall be $18.00 per share per annum, with the quarterly Preferred Dividend being increased to $4.50 per share, and (iii) on February 27, 2005 the Dividend Rate shall be $20.00 per share per annum, with the quarterly Preferred Dividend being increased to $5.00 per share."

                    (b)           Section 5. Conversion Rights. of the Series B Designations be and it hereby is amended by deleting the present text of paragraph (a) thereof in its entirety and inserting in lieu thereof the following:

                               "(a)          Right to Convert. Each share of Series B Preferred Stock shall be convertible at any time, and from time to time, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing

One Hundred Dollars ($100.00) (the "Numerator") by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series B Preferred Stock without the payment of additional consideration by the holder thereof (the "Conversion Price") initially shall be One and 75/100 Dollars ($1.75). Such initial Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The conversion rights of the holders of Series B Preferred Stock shall terminate (i) in the event of a liquidation of the Corporation, at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series B Preferred Stock; and (ii) in the event shares of Series B Preferred Stock are called for redemption pursuant to Section 7 hereof, at the close of business on the Redemption Date (as defined in Section 7(a) below), unless the Corporation shall default in making payment in full of the Redemption Price."

           3.          Except as expressly amended by this Amended Designations, the Corporation's Restated Certificate of Incorporation, including the Series B Designations, is and shall remain in full force and effect without any other modification, change or amendment.

           4.          This Amended Designations, which will constitute an amendment to the Corporation's Restated Certificate of Incorporation, shall be effective upon filing by the Secretary of State.

          Dated this 23rd day of April, 2002.

Teltronics, Inc.
By:	/s/ Ewen R. Cameron Ewen R. Cameron President

(SEAL)

ATTEST:

/s/ Patrick G. Min

Patrick G. Min
Secretary